

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

April 9, 2010

Mr. John O. Muse
Executive Vice President, Administration and Finance
(Principal Financial Officer)
Darling International Inc.
251 O'Connor Ridge Blvd., Suite 300
Irving, TX 75038

> **Re:** **Darling International Inc.**
> **Form 10-K for the Fiscal Year Ended January 2, 2010**
> **Filed March 3, 2010**
> **File No. 1-13323**

Dear Mr. Muse:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Chris White
Branch Chief